
December 4, 2023

Doug Cole
Chief Executive Officer
M2i Global, Inc.
885 Tahoe Blvd.
Incline Village, NV 89451

      Re: M2i Global, Inc.
          Registration Statement on Form S-1
          Filed November 21, 2023
          File No. 333-275687

Dear Doug Cole:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rebekah Reed at 202-551-5332 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc: Darrin M. Ocasio